Exhibit 99.1

IceCure Submits FDA Regulatory Filing for New XSense™
Cryoablation System with Cryoprobes

Continuous innovation as a global leader in minimally invasive liquid-nitrogen based cryoablation systems

CAESAREA, Israel, April 2, 2024 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure” or the “Company”), developer of the ProSense® System, a minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced it has filed a 510(k) submission with the United States Food and Drug Administration (“FDA”) for clearance of its next-generation single probe cryoablation system, the XSense™ System and cryoprobes. The filing contains a request for clearance for all of the indications for which ProSense® has already received the requisite FDA clearance, including general minimally invasive cryoablation applications for the kidney, liver, fibroadenomas and neurology.

This new application for IceCure’s next-generation single probe XSense™ with cryoprobes is based on the current clearance of the ProSense® System, and is being processed separately from the Company’s De Novo application for the breast cancer indication.

“As our ProSense® single probe cryoablation system builds market traction globally, we continue to develop our technology pipeline with innovative single and multi-probe systems,” stated IceCure CEO Eyal Shamir. “We believe IceCure is the technological, clinical and market leader in liquid nitrogen-based cryoablation technologies that can have a significant beneficial impact on global healthcare systems by offering safe, effective, patient-friendly and cost-efficient alternatives to more invasive surgical procedures.”

About ProSense®

The ProSense® Cryoablation System provides a minimally invasive treatment option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens that door to fast and convenient office-based procedure for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses: the Company’s continual development of its technology pipeline and the belief that the Company is a leader in liquid nitrogen-based cryoablation technology. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462